SECURITI  SSION

05042044

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: January 31, 2007 |
| Estimated average burden hours per response . . . 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-13580 |

RECEIVED APR 29 2005

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 03/01/04 (MM/DD/YY) AND ENDING 02/28/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

A.G. Edwards & Sons, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED MAY 05 2005 THOMSON FINANCIAL

One North Jefferson
(No. and Street)

Saint Louis (City) Missouri (State) 63103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph G. Porter (314) 955-3462
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

100 South 4th Street (Address) Saint Louis (City) Missouri (State) 63102 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAY 05 2005 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, Joseph G. Porter, swear (or affirm) that, to the best of my knowledge and belief the accompanying consolidated financial statements and supporting unconsolidated schedules pertaining to the firm of A.G. Edwards & Sons, Inc., (the "Company") for the year ended February 28, 2005, are true and correct. I further swear (or affirm) that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

> Approximately $16,717,000 of debits and $6,000 of credits classified as customers relate to security accounts of principal officers and directors.



Signature

Senior Vice President
Title

Subscribed and sworn to before me this 28th day of April 2005.



Notary Public


CANDACE M. ROSS
Notary Public - Notary Seal
State of Missouri
St Louis County
My Commission Expires Jun 4, 2008



**Deloitte & Touche LLP**
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 4900
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
A.G. Edwards & Sons, Inc.:

We have audited the accompanying consolidated balance sheet of A.G. Edwards & Sons, Inc. (a wholly owned subsidiary of A.G. Edwards, Inc.) and subsidiaries (the "Company") as of February 28, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated balance sheet is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated balance sheet presentation. We believe that our audit of the consolidated balance sheet provides a reasonable basis for our opinion.

In our opinion, such consolidated balance sheet presents fairly, in all material respects, the financial position of A.G. Edwards & Sons, Inc. and subsidiaries at February 28, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

April 28, 2005

**A.G. EDWARDS & SONS, INC.**
**CONSOLIDATED BALANCE SHEET**
**FEBRUARY 28, 2005**
(Dollars in thousands, except per share amounts)

| ASSETS | |
|---|---|
| Cash and cash equivalents | $ 190,871 |
| Cash and government securities, segregated under federal and other regulations | 392,177 |
| Securities purchased under agreements to resell | 235,540 |
| Securities borrowed | 117,302 |
| Receivables: | |
| Customers, less allowance for doubtful accounts of $8,045 | 2,236,170 |
| Brokers and dealers | 37,387 |
| Clearing organizations | 1,514 |
| Fees, dividends and interest | 104,345 |
| Affiliates | 201,939 |
| Securities inventory, at fair value: | |
| State and municipal | 190,150 |
| Government and agencies | 152,532 |
| Corporate | 57,521 |
| Property and equipment, at cost, net of accumulated depreciation and amortization of $610,406 | 204,470 |
| Deferred income taxes | 2,242 |
| Other assets | 107,857 |
| | $4,232,017 |

| LIABILITIES AND STOCKHOLDER'S EQUITY | |
|---|---|
| Short-term bank loans | $ 16,400 |
| Checks payable | 299,120 |
| Securities loaned | 207,012 |
| Payables: | |
| Customers | 749,901 |
| Brokers and dealers | 654,736 |
| Clearing organizations | 80,252 |
| Affiliates | 90,654 |
| Securities sold but not yet purchased, at fair value | 36,439 |
| Employee compensation and related taxes | 440,451 |
| Income taxes | 7,042 |
| Other liabilities | 136,422 |
| Total Liabilities | 2,718,429 |
| Stockholder's equity: | |
| Common stock, $1 par value: | |
| Authorized, 2,000 shares | |
| Issued and outstanding, 1,000 shares | 1 |
| Additional paid-in capital | 58,576 |
| Retained earnings | 1,455,011 |
| Total Stockholder's Equity | 1,513,588 |
| | $4,232,017 |

See Notes to Consolidated Balance Sheet

**A.G. EDWARDS & SONS, INC.**
**NOTES TO CONSOLIDATED BALANCE SHEET**
**FEBRUARY 28, 2005**
(Dollars in thousands)

## (1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Business Description*

A.G. Edwards & Sons, Inc. (a wholly owned subsidiary of A.G. Edwards, Inc.) and its subsidiaries (collectively referred to as the "Company") operate and are managed as a single business segment providing investment services to its clients. The Company offers a wide range of services designed to meet clients' individual investment needs, including securities and commodities brokerage, investment banking, trust, asset management, retirement and financial planning, insurance products and other related financial services to individual, corporate, governmental, municipal and institutional clients through one of the industry's largest retail branch distribution systems. These services are provided by 6,890 financial consultants in more than 700 locations. With headquarters in St. Louis, the Company has offices in 49 states and the District of Columbia.

*Basis of Financial Information*

The consolidated balance sheet of the Company is prepared in conformity with accounting principles generally accepted in the United States of America. All material intercompany balances have been eliminated in consolidation. The consolidated balance sheet includes assets of $95,412, principally hardware, software and internally developed applications that are included in property and equipment, net of accumulated depreciation, liabilities of $10,823, consisting primarily of accrued accounts payable and capitalized leases, and stockholder's equity of $84,589, primarily related to its information technology subsidiary.

*Use of Estimates*

In preparing the consolidated balance sheet, management makes use of estimates concerning certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Management considers its significant estimates, which are most susceptible to change, to be the allowance for doubtful accounts and accruals for litigation and income taxes. Actual results could differ from these estimates.

*Cash and Cash Equivalents*

Cash and cash equivalents consist of cash and highly liquid investments with maturities of 90 days or less at the date of acquisition.

*Securities Transactions*

Securities purchased under agreements to resell ("Resale Agreements") and securities sold under agreements to repurchase are recorded at the contractual amounts that the securities will be resold/repurchased, including accrued interest. The Company's policy is to obtain possession or control of securities purchased under Resale Agreements and to obtain additional collateral when necessary to minimize the risk associated with this activity.

Securities borrowed and securities loaned are recorded at the amount of the cash collateral provided for securities borrowed transactions and received for securities loaned transactions, respectively. The adequacy of the collateral is continuously monitored and adjusted when considered necessary to minimize the risk associated with this activity. Substantially all of these transactions are executed under master netting agreements, which give the Company right of offset in the event of counterparty default.

Customer securities transactions are recorded on settlement date. Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the consolidated balance sheet.

Securities inventory, securities sold but not yet purchased, and securities segregated under federal and other regulations are recorded on a trade-date basis and are carried at fair value. Fair value is based on quoted market or dealer prices, pricing models, or management's estimates.

*Allowance for Doubtful Accounts*

Receivables from customers, primarily consisting of floating rate loans collateralized by margin securities, are charged interest at rates similar to other such loans made throughout the industry. Management estimates an allowance for doubtful accounts to reserve for potential losses from unsecured and partially unsecured customer accounts deemed uncollectible. The facts and circumstances surrounding each receivable from customers and the number of shares, price and volatility of the underlying collateral are considered by management in determining the allowance. Management continually evaluates its receivables from customers for collectibility and possible write-off. The Company manages the credit risk associated with its receivables from customers through credit limits and continuous monitoring of collateral. The allowance for doubtful accounts may be susceptible to significant fluctuations in the near term.

*Property and Equipment*

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation of buildings is provided using the straight-line method over estimated useful lives of 20 to 40 years. Leasehold improvements are generally amortized over the lesser of the life of the lease or estimated useful life of the improvement, generally five to 10 years. Equipment, primarily consisting of office equipment, is depreciated over estimated useful lives of three to 15 years using the straight line and accelerated methods of depreciation. Computer hardware, including servers and mainframes, and satellite equipment are depreciated over estimated useful lives of three to five years using the straight-line method. Internally developed applications and purchased software meeting the criteria for capitalization are amortized over their estimated useful lives, generally not exceeding three years, using the straight-line method. The Company periodically evaluates and adjusts the carrying value of its property and equipment when impairment exists.

*Stock-Based Compensation*

The Company applies the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations to account for its participation in the A.G. Edwards, Inc. stock purchase and incentive stock plans.

*Income Taxes*

Deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities, using current tax rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

The Company is included in the consolidated federal income tax return of A.G. Edwards, Inc. Income taxes are computed as if the Company filed on a separate return basis.

*Transactions with Affiliates*

Payroll and certain operating expenses, along with advances for certain capital investments, incurred by affiliates are initially paid by the Company and subsequently reimbursed by the affiliates. The amounts due to the Company represent the unreimbursed balance for these items and are included in the consolidated balance sheet as receivables from affiliates. Certain affiliates advance amounts to the Company which are included in the consolidated balance sheet in payable to affiliates.

(Dollars in thousands)

*Recent Accounting Pronouncements*

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"), which requires the recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statement and measurement based on the grant-date fair value of the award. It also requires the cost to be recognized over the period during which an employee is required to provide service in exchange for the award (presumptively the vesting period). SFAS No. 123R replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25 and its related interpretations. As modified by the Securities and Exchange Commission ("SEC") on April 21, 2005, SFAS No. 123R is effective for fiscal years beginning after June 15, 2005, and applies to all awards granted, modified, repurchased, or cancelled after that date. A.G. Edwards, Inc., and therefore the Company, elected early adoption of SFAS No. 123R on March 1, 2005, using the modified prospective method. As restricted stock and stock option awards are determined each year, the impact to the Company's consolidated balance sheet of the adoption of SFAS No. 123R cannot be predicted with certainty.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," which requires the consolidation by a business enterprise of variable interest entities if the business enterprise is the primary beneficiary. FIN 46 was effective January 31, 2003, for the Company with respect to interests in variable interest entities obtained after that date. With respect to interests in variable interest entities existing prior to February 1, 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003) ("FIN46R"), which extended the effective date to the period ending May 31, 2004. The Company's adoption of FIN 46R did not have a material impact on the Company's consolidated financial statement. The Company did not acquire any variable interest entities subsequent to February 1, 2003.

In March 2005, the FASB issued FASB Staff Position FIN 46(R)-5 ("FSP FIN 46(R)-5"), which requires a reporting enterprise to consider whether it holds implicit variable interest in variable interest entities or potential variable interest entities when specific conditions exist. FSP FIN 46(R)-5 is effective for the first reporting period beginning after March 3, 2005. The Company has not yet determined the impact that the adoption of this interpretation will have on its consolidated balance sheet.

(Dollars in thousands)

In March 2005, the FASB issued FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations - an interpretation of FASB No. 143" ("FIN 47"). FIN 47 clarifies that SFAS No. 143, "Accounting for Asset Retirement Obligations," requires that an entity recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The Company has not yet determined the impact that the adoption of this interpretation will have on its consolidated balance sheet.

## (2) EMPLOYEE BENEFIT PLANS

Employees of the Company are eligible to participate in the A.G. Edwards, Inc. stock purchase, incentive stock, deferred compensation and profit sharing plans.

## (3) RESTRUCTURING CHARGE

The Company recorded a restructuring charge of $75,999 during fiscal year 2002 as a result of a number of actions taken to reduce costs, streamline headquarters operations and better position the Company for improved profitability.

The following table reflects changes in the restructuring reserve included in other liabilities at February 28, 2005:

| | Balance February 29, 2004 | Utilized in Fiscal-Year 2005 | Balance February 28, 2005 |
|---|---|---|---|
| Real estate consolidation | $ 6,140 | $ (5,192) | $ 948 |

The real estate consolidation liability will be paid out over the remaining lives of the related leases, which end in fiscal year 2009.

(Dollars in thousands)

## (4) PROPERTY AND EQUIPMENT

At February 28, 2005, property and equipment consists of:

| | |
|---|---|
| Building and leasehold improvements | $ 87,528 |
| Equipment and computer hardware | 525,312 |
| Software and software applications | 161,896 |
| Software development in progress | 38,329 |
| Construction in progress | 1,811 |
| Total property and equipment | 814,876 |
| Less: Accumulated depreciation and amortization | (610,406) |
| Total property and equipment, net | $204,470 |

## (5) SHORT-TERM FINANCING

The Company's short-term financing is generally obtained through the use of securities lending arrangements and bank loans. The interest rates on such short-term borrowings reflect market rates of interest or rebates at the time of the transactions. The average securities lending arrangements outstanding that were utilized in financing activities were $196,000 in 2005 at an effective interest rate of 1.4 percent. Customer securities were utilized in these arrangements. Bank loans are short-term borrowings that are payable on demand and may be unsecured or collateralized by customer-owned securities held in margin accounts. The average of such bank loans was $32,000 in 2005 at an effective interest rate of 1.7 percent. Substantially all such borrowings were secured by customer-owned securities. At February 28, 2005, there were outstanding short-term bank loans of $16,400. At February 28, 2005, the Company, with certain limitations, had access to $1,300,000 in uncommitted lines of credit, as well as, the ability to increase its securities lending activities.

(Dollars in thousands)

## (6) NET CAPITAL REQUIREMENTS

A.G. Edwards & Sons, Inc. is subject to net capital rules administered by the SEC and the New York Stock Exchange ("NYSE"). Under such rules, A.G. Edwards & Sons, Inc. must maintain net capital of not less than 2 percent of aggregate debit items, as defined, arising from customer transactions and would be restricted from expanding its business or paying cash dividends or advancing loans to affiliates if its net capital were less than 5 percent of such items. These rules also require A.G. Edwards & Sons, Inc. to notify and sometimes obtain approval from the SEC and other regulatory organizations for substantial withdrawals of capital or loans to affiliates. At February 28, 2005, A.G. Edwards & Sons, Inc.'s net capital of $666,347 was 30 percent of aggregate debit items and $622,644 in excess of the minimum required.

## (7) INCOME TAXES

The Company operates in multiple taxing jurisdictions, and as a result, accruals for tax contingencies require management to make estimates and judgments with respect to the ultimate tax liability in any given year. Actual results could vary from these estimates. In management's opinion, an adequate provision for income taxes has been made for the year.

Deferred income taxes reflect temporary differences in the bases of the Company's assets and liabilities for income tax purposes and for financial reporting purposes, using current tax rates. These temporary differences result in taxable or deductible amounts in future years.

Significant components of deferred tax assets and liabilities at February 28, 2005, are as follows:

| | |
|---|---|
| Deferred Tax Assets: | |
| Employee benefits | $47,354 |
| Other | 13,846 |
| | 61,200 |
| Deferred Tax Liabilities: | |
| Receivables | 18,410 |
| Investments | 605 |
| Property and equipment | 18,117 |
| Prepaid expenses | 20,686 |
| Other | 1,140 |
| | 58,958 |
| Net Deferred Tax Assets | $ 2,242 |

The Company expects to fully realize these deferred tax assets given its historical level of earnings and related taxes paid; accordingly, no valuation allowance has been established.

(Dollars in thousands)

(8) COMMITMENTS AND CONTINGENT LIABILITIES

The Company has long-term operating leases and commitments related to office space, equipment and service agreements. Minimum commitments under all such noncancelable leases and service agreements, some of which contain escalation clauses and renewal options, at February 28, 2005, are as follows:

| Year Ending February 28 (29), | |
|---|---|
| 2006 | $ 117,500 |
| 2007 | 120,500 |
| 2008 | 107,000 |
| 2009 | 94,800 |
| 2010 | 65,500 |
| Later years | 132,200 |
| | $ 637,500 |

The Company also leases its headquarters facilities under cancelable agreements, the majority of which expire in May 2005 and are expected to be renewed at terms that approximate the market for similar facilities.

The Company accounts for operating leases in accordance with the provisions of SFAS No.13 "Accounting for Leases," FASB Technical Bulletin 85-3 "Accounting for Operating Leases with Scheduled Rent Increases," and FASB Technical Bulletin 88-1 "Issues Relating to Accounting for Leases." As such, the costs of leasehold improvements, whether provided by the landlord or the Company, are amortized over the shorter of the lease term or the economic life of the improvement. In addition, rent escalations and lease incentives are included with the total commitment under each operating lease to calculate an average occupancy expense, which is recognized on a straight-line basis over the full lease term.

The Company is engaged in a major business process and technology transformation program, the Gateway Initiative, which, when fully developed and implemented, will update the Company's technology infrastructure, streamline its back-office processing and strengthen its data management capabilities. The Company has currently designated up to $196,200, including internal development costs, to fund this program. Total costs through February 28, 2005, were $165,400, of which $48,200 was capitalized. Significant components of this program are expected to be completed in fiscal year 2006 including migration to an application service provider, which is scheduled to occur in May 2005. Thomson Financial, Inc., ("Thomson"), an application service provider, will provide the software and computer operations that support the Company's securities processing functions. The Company entered into an 86-month Hosting and Services Agreement with Thomson in October 2004. Under this agreement, which starts upon

(Dollars in thousands)

conversion, minimum payments are $10,000 a year with an expected range of payments between $18,000 and $22,000 a year. While the Company's migration of its back-office systems to Thomson is intended to better align trade-processing expenses with client transaction activity, the Company intends to maintain certain of its existing back-office systems for a transitional period of approximately 12 to 18 months.

In the normal course of business, the Company enters into when-issued and underwriting commitments and delayed delivery transactions. Settlement of these transactions at February 28, 2005, would not have had a material effect on the consolidated balance sheet.

The Company had $58,156 of outstanding letters of credit at February 28, 2005, principally to satisfy margin deposit requirements with the Options Clearing Corporation.

The Company also provides guarantees to securities clearing houses and exchanges under their standard membership agreements, which requires members to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing houses and exchanges, all other members would be required to meet any shortfall. The Company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

The Company is a defendant in a number of lawsuits, in some of which plaintiffs claim substantial amounts, relating primarily to its securities and commodities business. Management has determined that it is likely that ultimate resolution in favor of the plaintiffs will result in losses to the Company on certain of these claims and as a result, establishes accruals for potential litigation losses. The Company also is involved, from time to time, in investigations and proceedings by governmental and self-regulatory agencies, certain of which may result in adverse judgments, fines or penalties. Factors considered by management in estimating the Company's reserves for these matters are the loss and damages sought by the plaintiffs, the merits of the claims, the total cost of defending the litigation, the likelihood of a successful defense against the claims, and the potential for fines and penalties from regulatory agencies. Management, based on its understanding of the facts, reasonably estimates a range of loss and accrues what it considers appropriate to reserve against probable loss for certain claims and regulatory matters. While results of litigation and investigations and proceedings by governmental and self-regulatory agencies or the resulting judgments, fines or penalties cannot be predicted with certainty, management, after consultation with counsel, believes that resolution of all such matters will not have a material adverse effect on the consolidated balance sheet. Matters concerning mutual funds and related regulatory and litigation matters are discussed in the following paragraphs.

The SEC, the National Association of Securities Dealers, Inc. ("NASD"), the NYSE and other regulators, including several states, have examined or are examining the manner in which mutual funds compensate broker-dealers in connection with the sale of mutual funds. The Company has provided information in connection with related examinations. The Company has received information requests or subpoenas from, been examined by or had employees questioned by the SEC, the NASD, the NYSE, several states and the United States Department of Justice with respect to mutual fund transactions that involve market timing, late trading or both. In addition, the Company has received requests for information concerning timing transactions in variable annuity subaccounts. The Commonwealth of Massachusetts has filed an administrative complaint against the Company alleging violations of security laws by mutual fund market timing transactions and seeking a cease and desist order, an administrative fine in an unspecified amount, compensation to mutual fund holders for losses alleged to have resulted from market timing or other mutual fund activities.

The Company has been named as a defendant in a lawsuit that seeks class-action status in the state of Missouri that alleges, among other matters, that the sales of mutual funds to certain customers were influenced by undisclosed revenue-sharing payments.

The NASD has advised the Company that it has made a preliminary determination to recommend a disciplinary action against the Company concerning the sale of mutual fund class-B shares and class-C shares based upon, it is believed, the grounds for recommending such sales, suitability violations and the Company's supervisory procedures. The NASD orally proposed a settlement, including a fine, the offers to customers to switch to class-A shares and a reimbursement for any disadvantage based on actual performance and the retention of an independent consultant to review supervisory procedures.

The NASD has advised the Company that it has made a preliminary determination to recommend a disciplinary action against the Company concerning the sale of mutual funds to IRA accounts in 2001 and 2002 for which certain mutual fund companies made additional payouts to the Company for sales.

## (9) FINANCIAL INSTRUMENTS

*Off-Balance-Sheet Risk and Concentration of Credit Risk*

The Company records customer transactions on a settlement date basis, generally three business days after trade date. The risk of loss on unsettled transactions is identical to that of settled transactions and relates to customers' and other counterparties' inability to fulfill their contracted obligations.

In the normal course of business, the Company also executes customer transactions involving the sale of securities not yet purchased, the purchase and sale of futures contracts, and the writing of option contracts on both securities and futures. In the event customers or other counterparties, such as broker-dealers or clearing organizations, fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments in order to fulfill its obligations at prices that may differ from amounts recorded in the consolidated balance sheet.

Customer financing and securities settlement activities generally require the Company to pledge customer securities as collateral in support of various financing sources. In addition, customer securities may be pledged as collateral to satisfy margin deposits at various clearing organizations. To the extent these counterparties are unable to fulfill their contracted obligation to return securities pledged, the Company is exposed to the risk of obtaining securities at prevailing market prices to meet its customer obligations.

Securities sold but not yet purchased represent obligations of the Company to deliver specified securities at contracted prices. Settlement of such obligations may be at amounts greater than those recorded in the consolidated balance sheet.

A substantial portion of the Company's assets and obligations result from transactions with customers and other counterparties who have provided financial instruments as collateral.

Volatile trading markets could impair the value of such collateral and affect the ability of customers and other counterparties to satisfy their obligations to the Company.

The Company manages its risks associated with the aforementioned transactions through position and credit limits and the continuous monitoring of collateral. Additionally, collateral is requested from customers and other counterparties when appropriate.

The Company receives collateral in connection with resale agreements, securities borrowed transactions, customer margin loans and other loans. Under many agreements, the Company is permitted to sell or repledge these securities held as collateral and use these securities to enter into securities lending arrangements or deliver to counterparties to cover short positions. At February 28, 2005, the fair value of securities received as collateral where the Company is

permitted to sell or repledge the securities was $3,028,428, and the fair value of the collateral that had been sold or repledged was $314,276.

*Derivatives*

The Company does not act as dealer, trader or end-user of complex derivatives such as swaps, collars and caps. The Company provides advice and guidance on complex derivative products to selected clients; however, this activity does not involve the Company acquiring a position or commitment in these products. The Company will occasionally hedge a portion of its debt inventory through the use of financial futures contracts. These transactions are not material to the Company's consolidated financial condition.

*Fair Value Considerations*

Substantially all of the Company's financial instruments are carried at fair value or amounts that approximate fair value. Customer receivables, primarily consisting of floating rate loans collateralized by margin securities, are charged interest at rates similar to other such loans made throughout the industry. The Company's remaining financial instruments are generally short-term in nature and liquidate at their carrying values.

---